Silverstar Mining Corp

2500 Plaza 5, 25th Floor

Harborside Financial Center

Jersey City, NJ 07311

RE: File No. 333-140299, Comment letter of February 27, 2013.

Dear Sirs,

Please find our comments to your Request for Further Information:

1.	We acknowledge your request for clarification of disclosure in all future filings. In future filings, we will consult with the Examiner with a draft and appropriate draft discloser in accordance with the Industry Guide. We will address future material properties with the required information.

2.	We acknowledge your request for clarification of our status as an exploratory company according to paragraph (a)(4)(i) of Industry Guide 7. In future filings, we agree to remove references to the development stage and refer to ourselves as an exploration stage company. We will consult with the Examiner with a draft and appropriate draft discloser in accordance with the Industry Guide.

3.	We acknowledge your request for information describing the geology, history, or exploration results that are directly related to the properties that we have material interest in. In future filings, we will consult with the Examiner with a draft and address solely our activities and remove information regarding any non-material activities.

4.	We acknowledge your request for clarification of disclosure according to paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for our property and detailed description of any infrastructure located on our property.

5.	In future filings, we will provide an overview of the exploration and mining permit requirements for companies operating in the areas where we are conducting exploration work. We will include all permits required to explore and/or mine, and fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits or approvals to explore or mine. We will also consult with the Examiner with a draft and appropriate draft discloser prior to filing.

6.	We acknowledge your comment and advise the commission that we made a scrivener error in this comment. Neither “Paramount” nor completion of the “transaction” should be present. We will comply with this request in our forthcoming filing.

7.	In future filings, we acknowledge the Commission’s request and will revise any and all accounting standards accordingly with Rule 2-02 (a) of Regulation S-X.

8.	In future filings, we acknowledge that we will revise references to accounting standards to take into account the FASB Accounting Standards Codification which became effective on July 1, 2009.

9.	In future filings we acknowledge the Commission’s request to disclose consolidated financial statements in U.S. dollars. We will advise of our functional currency and if the functional currency is not U.S. dollars, we will update any and all disclosure regarding foreign currency translations. We also agree that if the functional currency is not U.S. dollars, we will provide the amount of translation adjustment to be included in other comprehensive income recorded for all periods presented in accordance with FASB ASC 830-30-45-12. We also acknowledge the Commissions request for draft disclosure prior to filing.

10.	We acknowledge your request to revise our disclosure on the effectiveness of our internal controls over financial reporting (ICFR) as or September 30, 2012 as required by Item 308 (a)(3) of Regulation S-K without the use of any qualifying or alternative language. In future filings, we will address this accordingly.

11.	We acknowledge your request to address the effectiveness of our disclosure controls and procedures (“DC&P”) as of September 30, 2012. In future filings, we will disclose the effectiveness of our disclosure controls and procedures (“DC&P”) as of September 30, 2012 as required by Item 307 of Regulation S-K, without the use of any qualifying or alternative language. In addition, we acknowledge your request for management to consider whether their failure to perform or complete its report on ICFR affects our conclusions regarding the effectiveness of our DC&P as of the end of the fiscal year covered by the report and revisions to appropriate disclosure. We will address this concern in all future filings.

We also agree and acknowledge that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	response to staff comments does not foreclose the Commission from taking any action with respect to the filing

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Neil Kleinman,
President